UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Media Services Group, Inc. (formerly MKTG Services, Inc.)

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

584459101

(CUSIP Number)

Gerald F. Stahlecker
c/o Rose Glen Capital Management, L.P.
3 Bala Plaza East, Suite 501
251 St. Asaphs Road
Bala Cynwyd, PA 19004

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 584459101

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) RGC International Investors, LDC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 584459101

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) Rose Glen Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 584459101

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) RGC General Partner Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Media Services Group, Inc. (formerly MKTG Services, Inc.)
	(b)	Address of Issuer’s Principal Executive Offices: 333 Seventh Avenue, 20th Floor, New York, New York 10001

Item 2.
	(a)	Name of Person Filing: See Item 2(c) below.
	(b)	Address of Principal Business Office or, if none, Residence: See Item 2(c) below.
(c)

Citizenship:

RGC International Investors, LDC (“RGC”)
c/o SEI Fund Resources International, Ltd.
Styne House, Upper Hatch Street
Dublin 2 Ireland
Cayman Islands limited duration company

Rose Glen Capital Management, L.P. (“Rose Glen”)
3 Bala Plaza East, Suite 501
251 St. Asaphs Road
Bala Cynwyd, Pennsylvania 19004
Delaware limited partnership

RGC General Partner Corp. (“Partner”)
3 Bala Plaza East, Suite 501
251 St. Asaphs Road
Bala Cynwyd, Pennsylvania 19004
Delaware corporation

RGC is a private investment fund.  Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

	(d)	Title of Class of Securities: Common Stock, par value $.01 per share (the “Common Stock”)
	(e)	CUSIP Number: 584459101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares of Common Stock as of February 13, 2004.
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RGC International Investors, LDC
By: Rose Glen Capital Management, L.P.
By: RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Rose Glen Capital Management, L.P.
By: RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Media Services Group, Inc. (formerly MKTG Services, Inc.), and that this Agreement be included as an exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

RGC International Investors, LDC
By: Rose Glen Capital Management, L.P.
By: RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

Rose Glen Capital Management, L.P.
By: RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director

RGC General Partner Corp.

Dated: February 13, 2004	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Managing Director